SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ): 76Â83.817/0001-20
PUBLICLY HELD COMPANY
CVM Registry: 1431-1
SEC Registry (CUSIP): 20441 B407 – Preferred “B”
SEC Registry (CUSIP): 20441 B308 – Common
LATIBEX Registry: 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia COPEL, a company that generates, transmits and distributespower to the State of Paraná, with stocks listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that it received the following communication from Banco de Investimentos Credit Suisse (Brasil) S.A.,in compliance with Article 12 of CVM Instruction 358/02:

BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S.A. Av. Brig. Faria Lima, 3064 / 13º Phone: (11) 3841.6000 São Paulo - SP 01451-000 Fax: (11) 3841.6900

São Paulo, August 30, 2010.

To
Companhia Paranaense de Energia
Rua Coronel Dulcídio, 800 3º andar. Curitiba Paraná
80420-170

C/O: Mr. Rafael Iatauro
Investor Relations Officer

Ref.: Acquisition and Sale of Relevant Interest CVM Rule 358/02

Dear Sirs,

Pursuant to article 12 of CVM rule 358/02, we hereby inform you of the acquisition and sale of relevant interest in preferred class A shares issued by Companhia Paranaense de Energia ("Shares and Company, respectively), as follows: On August 19, 2010, the Buyer/Seller acquired and, on August 20, 2010, subsequently sold, 34,500 Company shares (equivalent to approximately 8.76% of total shares) ( Purchase/Sale ), as part of a stock loan transaction. Thus, as of August 20, 2010, the Buyer/Seller no longer held any shares issued by the Company.

I – name and characteristics of Buyer/Seller: name

Credit Suisse LS Premium Master Fundo de Investimento em Ações, an investment fund headquartered at Avenida Brigadeiro Faria Lima, 3064 - 12º, 13º e 14º andares (parte), in the city and state of São Paulo, inscribed in the corporate roll of taxpayers under no. 09.329.441/0001-06, represented by its manager Banco de Investimentos Credit Suisse (Brasil) S.A.

II – objective of interest and quantity sought, containing, if necessary, a declaration from the Buyer/Seller that the Purchase and Sale do not seek to alter the Company's ownership or management structure:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ): 76Â83.817/0001-20
PUBLICLY HELD COMPANY
CVM Registry: 1431-1
SEC Registry (CUSIP): 20441 B407 – Preferred “B”
SEC Registry (CUSIP): 20441 B308 – Common
LATIBEX Registry: 29922 – Preferred “B”

BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S.A. Av. Brig. Faria Lima, 3064 / 13º Phone: (11) 3841.6000 São Paulo - SP 01451-000 Fax: (11) 3841.6900

Both the Acquisition and the Sale were undertaken within the context of a stock loan transaction and therefore did not seek to alter the Company s ownership or management structure.

III – number of shares, warrants, subscription rights and/or stock options, by type and class, already directly or indirectly held by the Buyer/Seller or any person linked to the Buyer/Seller: The Buyer/Seller does not hold and has no knowledge of any persons linked to it that currently hold, warrants, subscription rights and/or stock options issued by the Company.

IV – number of debentures convertible into shares, already held, either directly or indirectly, by the Buyer/Seller or any person linked to the Buyer/Seller, including the number of shares resulting from the possible conversion by type and class:

The Buyer/Seller does not possess and has no knowledge of any person linked to it that holds convertible debentures issued by the Company.

V – indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company: The Buyer/Seller is not party to any such agreement or contract.

Finally, we ask that you immediately communicate the information contained herein to the Brazilian Securities and Exchange Commission (CVM) and the Securities, Commodities and Futures Exchange (BM&FBovespa S.A.), pursuant to article 12, paragraph 6 of CVM Rule 358/02.

We are available if any other needs arise.

Sincerely,

Teodoro Z. B. de Lima	Délio da Silva Jr.
Credit Suisse LS Premium Master Fundo de Investimento em Ações represented by: Banco de Investimentos Credit Suisse (Brasil) S.A.

Curitiba, September 1, 2010

Rafael Iatauro
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 03, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.